November 25, 2024

Toby Guanhua Wu
Chief Financial Officer
Aesthetic Medical International Holdings Group Limited
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Limited
           20-F for Fiscal Year Ended December 31, 2023
           Response Letter dated November 18, 2024
           File No. 1-39088
Dear Toby Guanhua Wu:

        We have reviewed your November 18, 2024 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Response Letter dated November 18, 2024
Risks related to doing business in the PRC, page 27

1. We note your response to previous comment 1 with proposed revised disclosure on page 27:

          The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

       The PRC government has significant authority to intervene or exert influence on our business operations in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin
       Islands and the United States. In particular, the operational and legal risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the
 November 25, 2024
Page 2

      governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could also materially and adversely affect our business, financial condition, and results of operations.

      Please revise your underlined sentence to note that the risk that any laws or regulations of mainland China will become applicable to your operations in Hong
      Kong in the future could be at any time and with no advance notice.


      Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services